Ex-99.B.4.63

                               Form of Endorsement

                    Aetna Life Insurance and Annuity Company

                                   Endorsement

For an Individual Account established under an Exchanged Contract, any amount allocated to the Fixed Plus Account after the Contract Effective Date will be subject to the Fixed Plus Account provisions stated in this Contract except as provided below.

For amounts held in the Fixed Plus Account under the previous ALIAC contract, the amount, if any, transferred to the Fixed Plus Account under this Contract will be subject to the Fixed Plus Account provisions of the previous contract unless the Contract Holder or Participant, as applicable, elects to have the provisions of this Contract apply.

During the [three month] period beginning on the Contract Effective Date, Participants may elect to have the amount, if any, in the Fixed Plus Account under the previous ALIAC contract and transferred to the Fixed Plus Account under this Contract subject to Fixed Plus Account provisions stated in this Contract. The election must be in writing or as otherwise allowed by our administrative practices and cannot be revoked.

Endorsed and made part of the Contract, and the Certificate if applicable, on the Contract Effective Date.


                                        /s/ Thomas J. McInerney
                                            -------------------
                                            Thomas J. McInerney
                                            President, Aetna Life Insurance and
                                            Annuity Company


E-MMFPEX(99)